Exhibit 99.5

Millennials Still “Like” the Human Touch – NICE Survey Says

While social media for customer service is growing, customers still prefer there be a person at the other end

RA’ANANA, ISRAEL, May 28, 2014 – The use of social media and mobile apps for customer service has doubled since 2011, but according to NICE Systems’ (NASDAQ: NICE) Global Customer Experience Survey, 88 percent of customers still elect to pick up the phone and call.

“On average, customers use about six different channels to contact companies for various customer service questions, issues, or complaints – ranging from social media to email to trying to solve the problem by themselves on the company website,” said Yochai Rozenblat, President of the NICE Enterprise Group. “The usage of multiple channels continues to grow, especially in the areas of social media, online and direct chat platforms, and apps. Yet, the majority of customers still prefer to speak with a live service representative over the phone to get their issue resolved quickly.”

NICE surveyed 1,206 consumers between the ages of 18 and 65 to assess their satisfaction with customer service channels, to understand how and why customers move from one channel to the next, and to discover their behavior and frequency of use on particular channels and how they influence brand loyalty.

Phone is king – 88 percent choose to speak with a live rep over the phone. Connecting with a customer service representative over the phone is in fact the most used channel, with website self-service following closely behind (83 percent). In addition, no matter what channel they are using, customers like having the option of turning to a live phone representative as their next choice.

Social media, live chat, and smartphone app use has doubled since 2011. Seventy-three percent of customers have used multiple contact methods over the past six months to reach a customer service provider. While more customers are turning to emerging channels, they still prefer “live” interactions. Sixty-four percent of the people using a smartphone app want it to facilitate connection to a live rep. Despite the increase in channel use, social media has a 29 percent success rate in resolving customer service issues as compared to 69 percent over the phone, and only 1 percent of respondents found social media to be the most satisfying channel, signifying that these modes of customer service still need improvement.

For customer service interactions, millennials give lower preference to social media channels. While millennials are more likely to use social media channels as compared to older age groups, respondents actually prefer to speak to a live rep via phone or use website self-service when it comes to customer service issues.

“As overall channel usage increases, it reinforces the need for a seamless and effortless customer experience across all channels,” said Rozenblat. “It’s possible that a year or two from now we’ll see consumers using many more channels, as new methods are developed. Now is the time to get closer to your customers, understand their preferences, personalize interactions, and take charge of the multi-channel customer service journey.”

The survey unveiled additional findings about channel usage and customer service preferences:

Make it personal and effortless – customers want companies to remember their past three to five interactions. Customers expect companies to deliver service continuation, no matter what channel was used. An effortless customer service experience has a high reward as well – 96 percent of consumers who expended little effort while resolving an issue with their service provider reported high loyalty.

To learn more about how the multi-channel experience is shaping consumer preferences and expectations, watch this video: http://okt.to/DPTE66

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.